# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRO DEX INC, CIK 0000788920
CUSIP: 74265M205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2361 MCGAW AVENUE, 2361 MCGAW AVENUE, IRVINE, Minnesota (MN), 92614
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001144204-12-065360
Filed by CIK 0001058465
Persons authorized to receive notices and communications: Ray Cabillot, 3033 Excelsior Blvd., Suite 560, Minneapolis, Minnesota (MN), 55426, 612-353-6707

## Reporting persons
- FARNAM STREET PARTNERS LP /MN (CIK 0001058465): type of reporting person: partnership (PN); citizenship or place of organization: Minnesota (MN); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 279,787; sole dispositive power 0; shared dispositive power 279,787; aggregate amount beneficially owned 279,787 (8.6% of the class)
  Comment: The percentage in line 13 is calculated based upon 3,261,043 shares of the issuers Common Stock reported to be outstanding as of January 28, 2025.
- FARNAM STREET CAPITAL, INC.: type of reporting person: partnership (PN); citizenship or place of organization: Minnesota (MN); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 279,787; sole dispositive power 0; shared dispositive power 279,787; aggregate amount beneficially owned 279,787 (8.6% of the class)
  Comment: The percentage in line 13 is calculated based upon 3,261,043 shares of the issuers Common Stock reported to be outstanding as of January 28, 2025.
- CABILLOT RAYMOND E (CIK 0001361476): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,000; shared voting power 279,787; sole dispositive power 6,000; shared dispositive power 279,787; aggregate amount beneficially owned 285,787 (8.8% of the class)
  Comment: The percentage in line 13 is calculated based upon 3,261,043 shares of the issuers Common Stock reported to be outstanding as of January 28, 2025.
- Haeg Peter O. (CIK 0001740585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 279,787; sole dispositive power 0; shared dispositive power 279,787; aggregate amount beneficially owned 279,787 (8.6% of the class)
  Comment: The percentage in line 13 is calculated based upon 3,261,043 shares of the issuers Common Stock reported to be outstanding as of January 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: PRO DEX INC
Address of issuer's principal executive offices: 2361 MCGAW AVENUE, 2361 MCGAW AVENUE, IRVINE, Minnesota (MN), 92614
Comment: This Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:
* Farnam Street Partners, L.P., a Minnesota limited partnership ("Farnam Fund");
* Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund ("Farnam Capital");
* Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital; and
* Peter O. Haeg as the President and Secretary and a director of Farnam Capital (collectively, the "Farnam Group").

Raymond Cabillot is a director of the Issuer.
Residence or business address: The principal office and place of business for all the Reporting Persons is 3033 Excelsior Boulevard, Suite 560, Minneapolis, MN 55426.
Present principal occupation or employment: Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.
Criminal convictions in the last five years: Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.
Civil proceedings (securities laws) in the last five years: During the last five years, neither Farnam Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Farnam Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of the Company owned by the Farnam Fund were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. Farnam Capital may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares. Except as noted in this Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

Mr. Cabillot, individually, beneficially owns the 6,000 shares of Common Stock issuable upon the exercise of options that are exercisable as of the date of this Schedule 13D/A; these stock options were granted to Mr. Cabillot for his service on the Board of Directors of the Issuer.

Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Farnam Fund beneficially owns 279,787 shares of the outstanding Common Stock of the Issuer, representing approximately 8.57% of the Common Stock (based upon 3,261,043 shares outstanding as of January 28, 2024, as reported in the Issuer's Form 10-Q for the quarter ended December 31, 2024).

Mr. Cabillot, individually, beneficially owns the 6,000 shares of Common Stock issuable upon the exercise of options that are exercisable as of the date of this Schedule 13D/A; these stock options were granted to Mr. Cabillot for his service on the Board of Directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Farnam Fund does not share voting and dispositive power with respect to any shares.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by Farnam Fund by virtue of each entity's and person's relationship to the other as described in Item 2(a).

Mr. Cabillot has sole voting and dispositive power of the 6,000 shares of Common Stock issuable upon the exercise of options that are exercisable as of the date of this Schedule 13D/A.
Transactions in the class effected during the past sixty days:
The following transactions have occurred since the filing of Amendment 12 to this Schedule 13D on January 29, 2025:

Date of Sale Number of Price per Notes
Shares Share
1/30/2025 1,100 $45.01 (1)
3/10/2025 7,674 $45.00
3/11/2025 5,132 $45.06 (2)
3/14/2025 5,151 $50.00
3/19/2025 1,000 $50.00
3/20/2025 1,001 $50.00
3/24/2025 2,784 $50.00 (3)
3/25/2025 12,475 $50.25 (4)
3/25/2025 452 $51.08 (5)
3/26/2025 3,096 $50.13 (6)

(1) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $45.00 to $45.05.
(2) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $45.00 to $45.25.
(3) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $50.00 to $50.05.
(4) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $50.00 to $51.00.
(5) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $51.04 to $51.23.
(6) Represents a weighted average price. Shares were sold in multiple transactions at prices ranging from $50.00 to $50.75.

All of the above transactions were made by Farnam Fund in open market transactions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
With respect to Farnam Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by Farnam Fund and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 1 - Agreement to file jointly (incorporated herein by reference to Exhibit No. 99.1 filed with the Schedule 13D on November 28, 2012).

## Signatures
- FARNAM STREET PARTNERS LP /MN: Farnam Street Capital, Inc., General Partner (03/27/2025)
- FARNAM STREET CAPITAL, INC.: Raymond E. Cabillot, Chief Executive Officer (03/27/2025)
- CABILLOT RAYMOND E: Raymond E. Cabillot, Reporting Person (03/27/2025)
- Haeg Peter O.: Peter O. Haeg, Reporting Person (03/27/2025)